Sapiens P&C Recognized as a Market Leader by Ovum

Sapiens IDIT Software Suite achieved highest aggregate score

HOLON, Israel – November 18, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that Ovum, a global industry analyst firm, has once again recognized Sapiens as a “Market Leader”, noting that Sapiens has established a leading market position with its Sapiens IDIT Software Suite (Sapiens IDIT).

In its recently published report: Ovum Decision Matrix: Selecting a P&C Insurance Policy Administration Platform – Europe, 2013-14, Ovum concluded that Sapiens IDIT for P&C achieved the highest aggregate score across all the axes and should be strongly considered by all P&C insurers when assessing core platforms functionality and technology.

“Ovum believes that the leading vendors' solutions have reached a level of functional and technological maturity, which means that choosing to "buy," rather than "build," is the most effective approach for all but the most specialized of P&C insurers,” said Charles Juniper, author of the report and Ovum Senior Analyst, Insurance Technology.

Juniper added, “With the largest European client base of all the vendors assessed, Sapiens has also shown a high growth rate in the region, particularly among larger tier-1 and tier-2 insurers. Ovum views Sapiens, with its Sapiens IDIT solution, a Market Leader in the P&C insurance market with an offering that combines strong technology architecture and a broad range of functionality.”

“We are extremely pleased with the high scores earned by our Sapiens IDIT solution and for once again being recognized by Ovum as a Market Leader,” said Roni Al-Dor, Sapiens President and CEO. “We are enjoying a good deal of global market traction with our policy administration offerings, Sapiens IDIT and Sapiens ALIS. Very few solution providers are able to claim market leadership positions in both the L&P and P&C markets – so, we are especially proud. We look forward to continuing to aggressively expand our market presence and strengthen our leadership across both North America and Europe.”

Yoel Amir, Managing Director, General Insurance and P&C Division with Sapiens, noted, “It is gratifying to see the quality and value of our Sapiens IDIT software suite being recognized through the outstanding feedback we have been receiving from both our customers and the analyst community. We are enjoying tremendous market momentum and we are extremely proud to be recognized as a market leader. We are now even better positioned to expand our market footprint and continue in our leadership position.”

Sapiens IDIT Software Suite is a comprehensive, component based software solution, which addresses the specific needs of General Insurance and P&C markets in Europe and APAC. Sapiens IDIT supports all personal, commercial and specialty lines of business for traditional insurance, direct insurance, bancassurance and brokers markets. Sapiens IDIT integrates all front office and back office processes, including insurance product design, policy administration, underwriting, claims management, billing and collection, backed by fully secured internet-based capabilities.

In the report, Ovum takes a close look at the competitive landscape for P&C insurance policy administration platforms for use by insurers operating in the European market. The report gives a quantitative and qualitative representation of Ovum’s view of the competitive market environment within the European P&C sector. To download the new Ovum report, click here.

This is the second Ovum “Market Leader” recognition for Sapiens with Sapiens ALIS noted as a Market Leader earlier this year in the report: Ovum Decision Matrix: Selecting a Life Insurance Platform for Use in Europe.

About Ovum

Jointly awarded IIAR Global Analyst of the Year 2012, Ovum provides clients with independent and objective analysis that enables them to make better business and technology decisions. Its research draws upon over 400,000 interviews each year with business and technology, telecoms and sourcing decision-makers, giving Ovum and its clients unparalleled insight, not only into business requirements but also the technology that organizations must support. Ovum is an Informa business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 e-Mail: moshe.shamir@sapiens.com